SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

Kaltura, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483467 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483467 106	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Avalon Ventures VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,962,707
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,962,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,962,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%(2)
12.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures VII LP (“Avalon LP”), Avalon Ventures VII GP LLC (“Avalon GP”), Kevin J. Kinsella and Stephen L. Tomlin. Avalon GP is the general partner of Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin are the managing members of Avalon GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by Avalon LP. Avalon GP, Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based on 126,874,443 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

CUSIP No. 483467 106	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons Avalon Ventures VII GP LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,962,707
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,962,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,962,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures VII LP (“Avalon LP”), Avalon Ventures VII GP LLC (“Avalon GP”), Kevin J. Kinsella and Stephen L. Tomlin. Avalon GP is the general partner of Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin are the managing members of Avalon GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by Avalon LP. Avalon GP, Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based on 126,874,443 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

CUSIP No. 483467 106	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons Kevin J. Kinsella
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,962,707
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,962,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,962,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures VII LP (“Avalon LP”), Avalon Ventures VII GP LLC (“Avalon GP”), Kevin J. Kinsella and Stephen L. Tomlin. Avalon GP is the general partner of Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin are the managing members of Avalon GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by Avalon LP. Avalon GP, Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based on 126,874,443 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

CUSIP No. 483467 106	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons Stephen L. Tomlin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,962,707
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,962,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,962,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures VII LP (“Avalon LP”), Avalon Ventures VII GP LLC (“Avalon GP”), Kevin J. Kinsella and Stephen L. Tomlin. Avalon GP is the general partner of Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin are the managing members of Avalon GP and, as a result, may be deemed to share voting and investment power with respect to the shares held by Avalon LP. Avalon GP, Avalon LP. Kevin J. Kinsella and Stephen L. Tomlin expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The percentage is calculated based on 126,874,443 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2021.

CUSIP No. 483467 106	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

Kaltura, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

250 Park Avenue South, 10th Floor

New York, New York 10003

Item 2(a).	Name of Persons Filing:

Avalon Ventures VII, LP

Avalon Ventures VII GP LLC

Kevin J. Kinsella

Stephen L. Tomlin (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is: 1134 Kline Street, La Jolla, CA 92037

Item 2(c).	Citizenship:

Avalon Ventures VII, LP: Delaware

Avalon Ventures VII GP LLC: Delaware

Kevin J. Kinsella: USA

Stephen L. Tomlin: USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

483467 106

Item 3.	Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Avalon Ventures VII, LP:	8,962,707
Avalon Ventures VII GP LLC:	8,962,707
Kevin J. Kinsella:	8,962,707
Stephen L. Tomlin:	8,962,707

(b)	Percent of Class: 7.1%

(c)	Number of shares as to which the person has:

CUSIP No. 483467 106	13G	Page 7 of 9 Pages

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

Avalon Ventures VII, LP:	8,962,707
Avalon Ventures VII GP LLC:	8,962,707
Kevin J. Kinsella:	8,962,707
Stephen L. Tomlin:	8,962,707

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

Avalon Ventures VII, LP:	8,962,707
Avalon Ventures VII GP LLC:	8,962,707
Kevin J. Kinsella:	8,962,707
Stephen L. Tomlin:	8,962,707

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 483467 106	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

AVALON VENTURES VII, LP		AVALON VENTURES VII GP LLC

By:	/s/ Kevin J. Kinsella	By:	/s/ Kevin J. Kinsella
	Name: Kevin J. Kinsella		Name: Kevin J. Kinsella
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin J. Kinsella	/s/ Stephen L. Tomlin
KEVIN J. KINSELLA	STEPHEN L. TOMLIN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 483467 106	13G	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Kaltura, Inc., a Delaware corporation.

Dated: February 4, 2022

	AVALON VENTURES VII, LP		AVALON VENTURES VII GP LLC

By:	/s/ Kevin J. Kinsella	By:	/s/ Kevin J. Kinsella
	Name: Kevin J. Kinsella		Name: Kevin J. Kinsella
	Title: Authorized Signer		Title: Authorized Signer

/s/ Kevin J. Kinsella	/s/ Stephen L. Tomlin
KEVIN J. KINSELLA	STEPHEN L. TOMLIN